SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2010
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended December 31, 2009

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 12, 2010, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2009 with the Kanto Financial Bureau in Japan (the “Report”) pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Report in its entirety, except for (i) information which had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K and any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors which began in 2008; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

 I            Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, except per share amount
	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009	Three Months Ended December 31, 2008	Three Months Ended December 31, 2009	Fiscal Year Ended March 31, 2009
Sales and operating revenue	6,205,933	5,498,928	2,154,584	2,237,865	7,729,993
Operating income (loss)	66,525	87,811	(17,962)	146,103	(227,783)
Income (loss) before income taxes	136,680	73,895	66,451	123,865	(174,955)
Net income (loss) attributable to Sony Corporation’s stockholders	66,202	15,766	10,409	79,167	(98,938)
Total equity	－	－	3,456,445	3,307,610	3,216,602
Total assets	－	－	12,562,884	12,821,850	12,013,511
Stockholders’ equity per share of common stock (yen)	－	－	3,184.51	2,994.64	2,954.25
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	65.97	15.71	10.37	78.89	(98.59)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	63.16	15.69	9.98	78.76	(98.59)
Ratio of stockholders’ equity to total assets (%)	－	－	25.4	23.4	24.7
Net cash provided by (used in) operating activities	(34,967))	542,318	－	－	407,153
Net cash used in investing activities	(596,625))	(538,740))	－	－	(1,081,342))
Net cash provided by financing activities	382,969	350,276	－	－	267,458
Cash and cash equivalents at end of the period	－	－	786,763	1,004,785	660,789
Number of employees	－	－	179,400	170,200	171,300
Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.
The Company adopted the accounting guidance for noncontrolling interests in consolidated financial statements on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

4.	Consumption taxes are not included in sales and operating revenue.
5.	Total equity is presented based on U.S. GAAP.
6.	Stockholders’ equity per share of common stock and Ratio of stockholders’ equity to total assets are calculated by using total equity attributable to the shareholders of the Company.

7.	The Company prepares its consolidated financial statements, and therefore parent-alone selected financial data is not prepared.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended December 31, 2009.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009.  For further information on the realignment, please refer to “V Financial Statements – Notes to Consolidated Financial Statements – 1. Summary of significant accounting policies (2) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements: Business segment realignment.”
As of December 31, 2009, the Company had 1,291 subsidiaries and 86 affiliated companies, of which 1,258 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 79 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

Significant changes in subsidiaries and affiliated companies during the three months ended December 31, 2009 are as follows:
Sony Broadband Media Co., Ltd. was merged into the Company on November 1, 2009. Accordingly, Sony Broadband Media Co., Ltd. was no longer a consolidated subsidiary.
Kyoshin Technosonic Co., Ltd., jointly with USC Corporation, established UKC Holdings Corporation as of October 1, 2009 by way of share transfers.  As a result of this transaction, all shares of Kyoshin Technosonic Co., Ltd. then held by the Company were replaced with the shares of UKC Holdings Corporation and Kyoshin Technosonic Co., Ltd. was no longer an equity method affiliate.

(4) Number of Employees

The following table shows the number of employees as of December 31, 2009.

Consolidated	170,200*
Parent-alone	16,383
* Figures less than one hundred are rounded to the nearest unit.

II                      State of Business

(1) Manufacturing, Orders Received and Sales
The products that Sony manufactures and sells are extremely diverse.  Due to the cyclical nature of electronics devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts.  Because Sony carries out the manufacturing of electronic devices such that it maintains a relatively stable and necessary level of product inventory of such electronic devices, its level of production is generally similar to its level of sales.  For further information regarding the level of sales, please refer to “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

 Note for readers of this English translation:

Aside from the description of the joint venture agreement with Sharp Corporation (“Sharp”) and the judicial review on Sony’s music business by the European Court discussed in the risk factors below, there are no significant changes from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2009.  The descriptions below are based on the information currently available to the management.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009
http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.

During the last several years Sony has moved toward the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of the Company or its wholly-owned subsidiaries.

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications AB, and S-LCD Corporation.  If Sony and its partners from existing alliances, joint ventures and strategic investments are unable to reach their common financial objectives successfully, Sony’s financial performance may be adversely affected.  Sony’s financial performance may also be adversely affected temporarily or in the short- and medium-term during the period of alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve their common objectives.  On July 30, 2009, Sony entered into an agreement to establish a joint venture company with Sharp to produce and sell large-sized LCD panels and modules.

Sony may not adequately manage the growing number of joint ventures and strategic alliances, and, in particular, may not deal effectively with the legal and cultural differences that can arise in such relationships, with changes in the relationships, or with changes in the financial status of its partners.  In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how.  Sony’s reputation could be harmed by the actions or activities of a joint venture that uses the Sony brand.

Sony’s music business may be subject to renewed judicial review by the European Court.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG (“Bertelsmann”), forming SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), after receiving antitrust approval from, among others, the European Commission. On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”).

On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction. In October 2006, Sony Corporation of America (“SCA”) and Bertelsmann filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”). On October 3, 2007, following its re-examination of the merger, the Commission rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns. On June 16, 2008, Impala announced that it had filed an appeal of that second clearance decision to the CFI. On July 10, 2008, the ECJ rendered judgment on the 2006 appeal of SCA and Bertelsmann, setting aside the CFI’s annulment of the Commission’s original clearance decision and referring the case back to the CFI for further consideration. On September 26, 2008, the CFI stayed Impala’s 2008 appeal of the Commission’s second clearance decision pending a final ruling by the CFI on the original clearance decision. As of October 1, 2008, SONY BMG became a wholly-owned subsidiary of Sony and was renamed Sony Music Entertainment as of January 1, 2009. On June 30, 2009, the CFI determined that Impala’s 2004 appeal of the Commission’s original clearance decision was devoid of purpose and that there was therefore no longer any need to adjudicate on that appeal. Accordingly, the 2004 clearance decision has become final. On September 30, 2009, the CFI further determined that Impala’s appeal of the second clearance decision was devoid of purpose and that there was therefore no longer any need to adjudicate on that appeal. Since the CFI’s determination was not appealed, the 2007 clearance decision also became final and the judicial proceedings relating to the formation of Sony BMG were concluded.

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three month period ended December 31, 2009, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2009” submitted to the SEC on Form 6-K on February 4, 2010.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2009”
http://www.sec.gov/Archives/edgar/data/313838/000115752310000614/a6162452.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009 http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Status of Cash Flow

The following analysis refers to the status of cash flow during the third quarter ended December 31, 2009.

Operating Activities: During the third quarter ended December 31, 2009, there was a net cash inflow of 309.9 billion yen from operating activities, an increase of 200.8 billion yen, or 184.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 234.1 billion yen during the current quarter, an increase of 185.4 billion yen, or 380.8% year-on-year.  During the current quarter, the major cash inflow factors included a cash contribution from a decrease in inventory and net income, after taking into account depreciation and amortization.  This exceeded cash outflow, which included increases in notes and accounts receivable, trade.  Compared with the same quarter of the previous fiscal year, net cash generated during the current quarter increased mainly as a result of a smaller decrease in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 75.5 billion yen, an increase of 15.3 billion yen, or 25.5% year-on-year.  During the current quarter, net cash was generated mainly due to an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force at Sony Life.  Compared with the same quarter of the previous fiscal year, net cash generated increased year-on-year mainly due to the increase in revenue from insurance premiums at Sony Life noted above.

Investing Activities: During the current quarter, Sony used 208.8 billion yen of net cash in investing activities, an increase of 100.3 billion yen, or 92.4% year-on-year.

For all segments excluding the Financial Services segment, 85.8 billion yen of net cash was used, a decrease of ¥51.9 billion yen, or 37.7% year-on-year.  During the current quarter, net cash was used mainly to purchase manufacturing equipment.  Compared with the same quarter of the previous fiscal year, net cash used decreased primarily due to a decrease in purchases of manufacturing equipment and investments.

The Financial Services segment used 115.7 billion yen of net cash during the current quarter, compared to net cash generated of 33.4 billion yen in the same quarter of the previous fiscal year.  During the current quarter, cash payments for investments and advances, carried out primarily at Sony Life where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  Compared with the same quarter of the previous fiscal year, a decrease in proceeds from the maturities of marketable securities, sale of securities investments and collection of advances exceeded a decrease in investments at Sony Life and Sony Bank.  As a result, net cash was used within the Financial Services segment compared to net cash generated from investing activities in the same quarter of the previous fiscal year.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined for the current quarter was 148.3 billion yen, compared to net cash used of 89.0 billion yen in the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, 51.4 billion yen of net cash was provided by financing activities, a decrease of 95.0 billion yen, or 64.9% year-on-year.  For all segments excluding the Financial Services segment, there was 84.8 billion yen of net cash outflow during the current quarter, compared to a net cash inflow of 122.2 billion yen in the same quarter of the previous fiscal year.  This was primarily due to a decrease in short-term borrowings including commercial paper.  In the Financial Services segment, financing activities generated 129.2 billion yen of net cash, an increase of 109.0 billion yen, or 538.7% year-on-year, mainly due to a higher increase in deposits from customers at Sony Bank compared to the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2009 was 1,004.8 billion yen.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was 743.0 billion yen, an increase of 77.3 billion yen, or 11.6%, compared with the balance as of September 30, 2009.  This is an increase of 237.3 billion yen, or 46.9%, compared with the balance as of December 31, 2008.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of approximately 785 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2009.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 261.8 billion yen, an increase of 89.0 billion yen, or 51.5%, compared with the balance as of September 30, 2009.  This is a decrease of 19.3 billion yen, or 6.9%, compared with the balance as of December 31, 2008.

Information on Cash Flow Separating Out the Financial Services Segment
The following charts show Sony’s unaudited cash flow information for all segments (consolidated), all segments excluding the Financial Services segment and for the Financial Services segment alone.  These separate condensed presentations are not required under U.S. GAAP, which Sony uses in its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze the results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows
Yen in millions
Financial Services	Three months ended December 31
2009

Net cash provided by operating activities	¥75,474
Net cash used in investing activities	(115,738)
Net cash provided by financing activities	129,227
Net increase in cash and cash equivalents	88,963
Cash and cash equivalents at beginning of the period	172,821
Cash and cash equivalents at the end of the period	¥261,784

Yen in millions
Sony without Financial Services	Three months ended December 31
2009

Net cash provided by operating activities	¥234,125
Net cash used in investing activities	(85,832)
Net cash used in financing activities	(84,780)
Effect of exchange rate changes on cash and cash equivalents	13,824
Net increase in cash and cash equivalents	77,337
Cash and cash equivalents at beginning of the period	665,664
Cash and cash equivalents at the end of the period	¥743,001

Yen in millions
Consolidated	Three months ended December 31
2009

Net cash provided by operating activities	¥309,886
Net cash used in investing activities	(208,791)
Net cash provided by financing activities	51,381
Effect of exchange rate changes on cash and cash equivalents	13,824
Net increase in cash and cash equivalents	166,300
Cash and cash equivalents at beginning of the period	838,485
Cash and cash equivalents at the end of the period	¥1,004,785

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Excluding that below, Issues Facing Sony and Management’s Response to those Issues are the same as those found in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009.  The descriptions below are based on the information currently available to the management.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009
http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

On July 30, 2009, Sony entered into an agreement to establish a joint venture entity with Sharp to produce and sell large-sized LCD panels and modules (the “Joint Venture Agreement”).  On July 1, 2009, Sharp split out its new LCD panel plant located in Sakai City, which was under construction, and transferred it to Sharp Display Products Corporation (“SDP”), which was its wholly-owned subsidiary.  SDP commenced operations in October 2009.  On December 29, 2009, as the first step toward the final investment ratio (66% by Sharp and 34% by Sony), Sony invested 10 billion yen into SDP in exchange for new shares issued by SDP to Sony as third-party allotment, and then SDP became a joint venture entity between Sony and Sharp as of the same date.  The Joint Venture Agreement further provides that, subject to its conditions, Sony will make a number of additional capital injections to SDP, resulting in a maximum 34% ownership by Sony of SDP by the end of April 2011.  SDP produces and sells large-sized LCD panels and modules, utilizing the new LCD panel production plant using the world's first 10th generation glass substrate.  LCD panel production capacity is planned at 72,000 substrates of mother glass per month (initially 36,000 substrates per month).

Under the leadership of its new executive management team established in April 2009, Sony has reformed its organizational structure in order to bolster profitability and transform its operations, with the aim of accelerating innovation and growth and optimizing business processes, particularly within its electronics and networked service businesses. On November 19, 2009, in order to permit further growth and continue to enhance profitability, Sony announced additional transformation measures centering on the following four initiatives:
•	Target consistent profitability in core hardware businesses (TV, game and digital imaging);
•	Provide new user experiences integrating innovative hardware, software and services;
•	Reach out to new customers and develop new geographic markets; and
•	Increase Sony’s focus on environmentally conscious products and processes.

iii)  Research and Development

Note for readers of this English translation:

Excluding that below and the description in the“Quarterly Securities Report for the three months ended June 30, 2009” submitted to the SEC on Form 6-K on August 20, 2009, Research and Development is the same as that found in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009
http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

URL: The press release titled “Quarterly Securities Report for the three months ended June 30, 2009”
http://www.sec.gov/Archives/edgar/data/313838/000090342309000742/sony6-k_0820.htm

Research and development (“R&D”) costs for the three months ended December 31, 2009 decreased 10.4 billion yen, or 8.9%, to 106.7 billion yen, compared with the same quarter of the previous fiscal year due to reorganization in R&D focused domains.  The ratio of research and development costs to sales (which excludes the financial service revenue) decreased from 5.7% to 5.3%.  Expenses in the Consumer Products & Devices segment decreased 9.5 billion yen, or 12.9%, to 64.1 billion yen and expenses in the Networked Products & Services segment increased 5.0 billion yen, or 23.4%, to 26.2 billion yen.  In the Consumer Products & Devices segment, approximately 73% of expenses were spent on the development of new product prototypes while the remaining 27% was spent on the development of mid- to long-term new technologies in such areas as next-generation displays, semiconductors, new materials and software.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding that below, there are no significant changes from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.  The descriptions below are based on the information currently available to the management.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009
http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony executed syndicated loans totaling 162.5 billion yen in June 2009 (3-year, 5-year and 7-year terms respectively). The proceeds of these loans were partially used for the redemption of an 80 billion yen syndicated loan (executed in June 2006), which matured in June 2009, and the rest of the proceeds have been used for funding general business activities, including working capital.  In addition, Sony executed a 1.0 billion U.S. dollar long-term bank loan (3-year term) in July

2009. The proceeds of this loan have been used as general corporate funds for overseas operations, in regions including North America and Europe.

As of December 31, 2009, Sony had a total, translated into yen, of 785 billion yen in unused committed lines of credit with financial institutions, of this total, in October 2009, Sony extended the term for 475 billion yen-based committed lines of credit (effective for three years, originally due November 2011) contracted with Japanese financial institutions by one year (now due November 2012).

III           Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no significant change during the three months ended December 31, 2009.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended December 31, 2009, primarily as a result of the decline of the planned capital expenditures in the Consumer Products & Devices segment, Networked Products & Services segment and B2B & Disc Manufacturing segment, Sony’s planned capital expenditures for the fiscal year ending March 31, 2010 are 220 billion yen, a decrease of 30 billion yen from the plan at the end of September 30, 2009.  During the three months ended December 31, 2009, there was no significant new firm plan for the purchase and retirement, etc. of major property, plant and equipment.

IV           Company Information

(1) Information on the Company’s Shares

i)  Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2009)	As of the filing date of the Quarterly Securities Report (February 12, 2010)
Common stock	1,004,535,364	1,004,535,764	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,535,364	1,004,535,764	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the previous Commercial Code in Japan) during February 2010, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii)  Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below.  A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K and Form S-8.  There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and outstanding balance of convertible bonds, as provided in the schedule below.

URL: The list of documents previously submitted by the Company
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2009)

Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,332	933,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,717	1,071,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,767	1,676,700
The eighteenth series of Common Stock Acquisition Rights (June 19, 2009)	7,905	790,500
The nineteenth series of Common Stock Acquisition Rights (June 19, 2009)	15,283	1,528,300

Convertible bonds (outstanding as of December 31, 2009)

Name (Date of issuance)	Outstanding balance (Thousands of U.S. dollars)
2010 due U.S. Dollar denominated convertible bonds (April 17, 2000)	45,427
2010 due U.S. Dollar denominated convertible bonds (April 16, 2001)	45,189
2010 due U.S. Dollar denominated convertible bonds (April 15, 2002)	32,401

iii)  Status of Rights Plan

Not applicable.

iv)  Changes in the Total Number of Shares Issued and the Amount of Common Stock

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the capital reserve	Balance of the capital reserve
	(Thousands)	(Thousands)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
From October 1 to December 31, 2009	—	1,004,535	—	630,765	—	837,453
Note:
Upon the exercise of SARs during the period from January 1 to January 31, 2010, the total number of shares issued increased by 400 shares, the amount of common stock increased by 627 thousand yen and the capital reserve increased by 626 thousand yen, respectively.

v)   Status of Major Shareholders
 (As of December 31, 2009)
Name	Address	Number of shares held (Thousands) *4	Number of shares held as a percentage of total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	99,379	9,89
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	63,865	6.36
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	48,432	4.82
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	15,121	1.51
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	14,846	1.48
SSBT OD05 Omnibus China Treaty 808150 *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	12,019	1.20
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	11,638	1.16
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,044	1.00
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,026	1.00
State Street Bank West Client Treaty *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,284	0.92
Total		294,654	29.33
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).

*2.	The shares held by each corporation are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*4.	The number of shares held is rounded to the nearest thousand.
5.
Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of August 6, 2009 and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the below table.  The Company has not been able to confirm any entry of Dodge & Cox in the register of shareholders as of December 31, 2009.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	51,320	5.11

vi)  Status of Voting Rights

1) Shares Issued
(As of December 31, 2009)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,030,100	—	—
Shares with full voting rights (Others)	1,000,932,900	10,009,328	—
Fractional unit shares	2,572,364	—	Shares less than one full unit of stock (100 shares)
Total number of shares issued	1,004,535,364	—	—
Total voting rights held by all shareholders	—	10,009,328	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 20,100 shares of common stock (including 100 shares accounted for by the Registration of Lost Share Certificates) held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 200 units of voting rights (excluding 1 unit accounted for by the Registration of Lost Share Certificates) relating to the shares of common stock related to such shares with full voting rights held under the name of Japan Securities Depository Center, Inc.

2) Treasury Stock, Etc.
(As of December 31, 2009)
Name of shareholder	Address of shareholder	Number of shares of common stock held under own name	Number of shares of common stock held under the names of others	Total number of shares of common stock held	Total of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,030,100	—	1,030,100	0.10
Total	—	1,030,100	—	1,030,100	0.10
Note:
In addition to the 1,030,100 shares listed here, there are 300 shares of common stock held by the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)           Stock Price Range
Highest and lowest prices during the past nine months

Month of 2009	April	May	June	July	August	September	October	November	December
Highest (yen)	2,655	2,760	2,800	2,680	2,810	2,690	2,830	2,675	2,730
Lowest (yen)	2,050	2,380	2,430	2,145	2,400	2,405	2,390	2,255	2,250
Note:          As quoted on the First Section of the Tokyo Stock Exchange.

(3)           Directors and Corporate Executive Officers
There was no change in directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

V           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)
Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At December 31, 2009	At March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	1,004,785	660,789
Call loan in the banking business	56,841	49,909
Marketable securities	526,229	466,912
Notes and accounts receivable, trade	1,293,176	963,837
Allowance for doubtful accounts and sales returns	(120,606)	(110,383)
Inventories	637,790	813,068
Deferred income taxes	231,434	189,703
Prepaid expenses and other current assets	582,703	586,800
Total current assets	4,212,352	3,620,635

Film costs	323,849	306,877

Investments and advances:
Affiliated companies	227,928	236,779
Securities investments and other	4,912,621	4,561,651
	5,140,549	4,798,430
Property, plant and equipment:
Land	156,487	155,665
Buildings	914,740	911,269
Machinery and equipment	2,286,852	2,343,839
Construction in progress	79,670	100,027
	3,437,749	3,510,800
Less – Accumulated depreciation	2,350,866	2,334,937
	1,086,883	1,175,863

Other assets:
Intangibles, net	388,781	396,348
Goodwill	429,005	443,958
Deferred insurance acquisition costs	413,001	400,412
Deferred income taxes	357,996	359,050
Other	469,434	511,938
	2,058,217	2,111,706

Total assets:	12,821,850	12,013,511
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At December 31, 2009	At March 31, 2009
LIABILITIES
Current liabilities:
Short-term borrowings	80,251	303,615
Current portion of long-term debt	258,414	147,540
Notes and accounts payable, trade	734,324	560,795
Accounts payable, other and accrued expenses	1,030,870	1,036,830
Accrued income and other taxes	93,191	46,683
Deposits from customers in the banking business	1,441,851	1,326,360
Other	371,197	389,077
Total current liabilities	4,010,098	3,810,900

Long-term debt	966,328	660,147
Accrued pension and severance costs	340,345	365,706
Deferred income taxes	198,426	188,359
Future insurance policy benefits and other	3,793,842	3,521,060
Other	205,201	250,737
Total liabilities:	9,514,240	8,796,909
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At December 31, 2009–Shares authorized: 3,600,000,000, shares issued: 1,004,535,364 At March 31, 2009– Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765	630,765
Additional paid-in capital	1,157,136	1,155,034
Retained earnings	1,920,173	1,916,951
Accumulated other comprehensive income –
Unrealized gains on securities, net	60,715	30,070
Unrealized losses on derivative instruments, net	(1,205)	(1,584)
Pension liability adjustment	(171,016)	(172,709)
Foreign currency translation adjustments	(586,782)	(589,220)
	(698,288)	(733,443)
Treasury stock, at cost
Common stock At December 31, 2009–1,030,187 shares	(4,650)
At March 31, 2009–1,013,287 shares –1,013,287 shares		(4,654)
	3,005,136	2,964,653
Noncontrolling interests	302,474	251,949
Total equity:	3,307,610	3,216,602
	12
Total liabilities and equity:	12,821,850	12,013,511
The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine Months Ended December 31
	2008	2009
Sales and operating revenue:
Net sales	5,755,002	4,811,827
Financial services revenue	375,409	625,238
Other operating revenue	75,522	61,863
	6,205,933	5,498,928
Costs and expenses:
Cost of sales	4,446,556	3,707,085
Selling, general and administrative	1,276,040	1,150,745
Financial services expenses	402,207	507,269
(Gain) loss on sale, disposal or impairment of assets, net	7,181	12,686
	6,131,984	5,377,785
Equity in net loss of affiliated companies	(7,424)	(33,332)
Operating income	66,525	87,811
Other income:
Interest and dividends	18,533	10,141
Gain on sale of securities investments, net	826	2,584
Foreign exchange gain, net	60,072	-
Other	23,828	15,960
	103,259	28,685
Other expenses:
Interest	18,290	17,883
Loss on devaluation of securities investments	2,800	1,140
Foreign exchange loss, net	-	13,312
Other	12,014	10,266
	33,104	42,601
Income before income taxes	136,680	73,895
Income taxes	74,461	19,357
Net income	62,219	54,538
Less - Net income (loss) attributable to noncontrolling interests	(3,983)	38,772
Net income attributable to Sony Corporation's stockholders	66,202	15,766

	Yen
	Nine Months Ended December 31
	2008	2009
Per share data:
Net income attributable to Sony Corporation's stockholders
– Basic	65.97	15.71
– Diluted	63.16	15.69
The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)
Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three Months Ended December 31
	2008	2009
Sales and operating revenue:
Net sales	2,029,451	2,014,145
Financial services revenue	99,558	202,580
Other operating revenue	25,575	21,140
	2,154,584	2,237,865
Costs and expenses:
Cost of sales	1,564,079	1,510,841
Selling, general and administrative	461,903	402,440
Financial services expenses	132,782	167,201
(Gain) loss on sale, disposal or impairment of assets, net	2,973	5,353
	2,161,737	2,085,835
Equity in net loss of affiliated companies	(10,809)	(5,927)
Operating income (loss)	(17,962)	146,103
Other income:
Interest and dividends	4,220	2,060
Gain on sale of securities investments, net	365	2,271
Foreign exchange gain, net	79,802	-
Other	11,701	3,391
	96,088	7,722
Other expenses:
Interest	6,863	5,717
Loss on devaluation of securities investments	1,358	5
Foreign exchange loss, net	-	19,947
Other	3,454	4,291
	11,675	29,960
Income before income taxes	66,451	123,865
Income taxes	64,395	33,244
Net income	2,056	90,621
Less - Net income (loss) attributable to noncontrolling interests	(8,353)	11,454
Net income attributable to Sony Corporation's stockholders	10,409	79,167

	Yen
	Three Months Ended December 31
	2008	2009
Per share data:
Net income attributable to Sony Corporation's stockholders
– Basic	10.37	78.89
– Diluted	9.98	78.76
The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Cash Flows (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine Months Ended December 31
	2008	2009
Cash flows from operating activities:
Net income	62,219	54,538
Adjustments to reconcile net income to net cash
provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	300,585	276,065
Amortization of film costs	185,256	199,534
Stock-based compensation expense	2,825	1,611
Accrual for pension and severance costs, less payments	(11,983)	(21,526)
Loss on sale, disposal or impairment of assets, net	7,181	12,686
(Gain) loss on sale or devaluation of securities investments, net	1,974	(1,444)
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	78,283	(40,273)
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	72,060	(53,450)
Deferred income taxes	(17,496)	(29,566)
Equity in net (income) losses of affiliated companies, net of dividends	39,077	34,958
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(228,616)	(330,197)
(Increase) decrease in inventories	(182,727)	158,058
Increase in film costs	(206,931)	(235,838)
Increase (decrease) in notes and accounts payable, trade	(79,919)	181,701
Increase (decrease) in accrued income and other taxes	(130,840)	81,993
Increase in future insurance policy benefits and other	102,242	221,764
Increase in deferred insurance acquisition costs	(51,868)	(51,923)
Increase in marketable securities held in the financial service business for trading purpose	(32,758)	(1,999)
Increase in other current assets	(150,292)	(38,075)
Increase in other current liabilities	92,129	24,109
Other	114,632	99,592
Net cash provided by (used in) operating activities	(34,967)	542,318

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine Months Ended December 31
	2008	2009
Cash flows from investing activities:
Payments for purchases of fixed assets	(360,339)	(278,894)
Proceeds from sales of fixed assets	152,474	9,203
Payments for investments and advances by financial service business	(1,613,519)	(1,103,707)
Payments for investments and advances (other than financial service business)	(115,329)	(30,849)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,330,046	849,609
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	8,579	13,188
Other	1,463	2,710
Net cash used in investing activities	(596,625)	(538,740)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,454	509,874
Payments of long-term debt	(260,987)	(92,383)
Increase (decrease) in short-term borrowings, net	384,129	(241,181)
Increase in deposits from customers in the financial service business, net	255,444	182,452
Increase in call money in the banking business, net	-	21,400
Dividends paid	(42,669)	(25,116)
Proceeds from the issuance of shares under stock-based compensation plans	378	-
Other	(3,780)	(4,770)
Net cash provided by financing activities	382,969	350,276
Effect of exchange rate changes on cash and cash equivalents	(51,045)	(9,858)
Net increase (decrease) in cash and cash equivalents	(299,668)	343,996
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789
Cash and cash equivalents at end of the period	786,763	1,004,785

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Newly adopted accounting pronouncements:

FASB Accounting Standards Codification -

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”).  The Codification became the single source for all authoritative U.S. GAAP recognized by the FASB.　The Codification is effective for financial statements issued for periods ending after September 15, 2009, and Sony adopted the Codification from the second quarter of the fiscal year ending March 31, 2010.  The Codification does not change U.S. GAAP and did not have an effect on Sony’s results of operations and financial position.

Fair value measurements -

In September 2006, the FASB issued new accounting guidance for fair value measurements. This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB partially delayed the effective date of this guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  The adoption of this guidance, as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's consolidated financial statements on a nonrecurring basis, did not have a material impact on Sony’s results of operations and financial position.  Certain disclosures required by this guidance for fair value measurements are omitted.

Accounting for collaborative arrangements -

In December 2007, the FASB issued new accounting guidance that defined collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items based upon whether the participant is a principal or agent to the arrangement.  Income statement classification of payments made between participants of a collaborative arrangement is to be based on other applicable authoritative accounting literature.  Sony retroactively adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations -

In December 2007, the FASB issued new accounting guidance for business combinations, which applies prospectively to Sony for business combinations for which the acquisition date is on or after April 1, 2009.  This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets.  This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.  Under this guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, this guidance will require certain additional disclosures in the periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting considerations -

In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments.  This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies -

In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Recognition and presentation of other-than-temporary impairments for debt securities -

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities.  This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  This guidance applies to debt securities only and requires the separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.  Certain disclosures required by the accounting guidance for investments in debt and equity securities are omitted.

Fair value measurements when there is no active market -

In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale.  This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements.  This guidance was effective for Sony as of April 1, 2009, and was applied prospectively.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Subsequent events -

In May 2009, the FASB issued new accounting guidance for subsequent events, the objective of which was to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This guidance was effective for Sony from the first quarter of the fiscal year ending March 31, 2010, and its adoption did not have a material impact on Sony’s results of operations and financial position.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements:

Business segment realignment -

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments.  The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment.  The Networked Products & Services segment includes Game as well as PC and Other Networked Businesses.  The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business.  Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc, and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC.  For the nine months ended December 31, 2008, the Music segment’s operating income includes the equity results for SONY BMG MUSIC ENTERTAINMENT that were recorded through the six months ended September 30, 2008.  The equity earnings of Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

(3)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the fiscal year ended March 31, 2009 have been made to conform to the presentation for the interim period ended December 31, 2009.

2. Marketable securities and securities investments and other

Marketable securities and securities investments and other, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	At December 31, 2009				At March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities	2,031,560	54,407	(11,541)	2,074,426	2,435,846	53,494	(28,242)	2,461,098
Equity securities	111,558	63,920	(11,833)	163,645	114,910	11,254	(8,974)	117,190

Held-to-maturity
securities	2,083,917	7,736	(20,487)	2,071,166	1,465,409	32,359	(4,454)	1,493,314

Total	4,227,035	126,063	(43,861)	4,309,237	4,016,165	97,107	(41,670)	4,071,602

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis is as follows:

	Yen in millions
	At December 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	172,633	162,834	385	335,852
Available-for-sale securities
Debt securities	16,097	2,030,316	28,013	2,074,426
Equity securities	148,804	10,975	3,866	163,645
Other	5,256	-	66,616	71,872
Derivative assets *	-	16,462	186	16,648
Total assets	342,790	2,220,587	99,066	2,662,443
Liabilities:
Derivative liabilities *	-	40,173	-	40,173
Total liabilities	-	40,173	-	40,173

	Yen in millions
	At March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	123,080	160,240	3,003	286,323
Available-for-sale securities
Debt securities	44,794	2,356,876	59,428	2,461,098
Equity securities	92,464	21,164	3,562	117,190
Other	3,877	-	59,781	63,658
Derivative assets *	-	24,401	-	24,401
Total assets	264,215	2,562,681	125,774	2,952,670
Liabilities:
Derivative liabilities *	-	36,386	-	36,386
Total liabilities	-	36,386	-	36,386

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests, and the total equity for the nine months ended December 31, 2008 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	3,465,089	2276,849	3,741,938
Dividends	(30,105)	(4,761)	(34,866)
Stock-based compensation and other	3,094	5,612	8,706
Comprehensive income:
Net income (loss)	66,202	(3,983)	62,219
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(28,259)	(14,143)	(42,402)
Unrealized gains (losses) on derivative instruments	2,231	-	2,231
Pension liability adjustment	3,731	-	3,731
Foreign currency translation adjustments	(286,261)	1,149	(285,112)
Total comprehensive income	(242,356)	(16,977)	(259,333)
Balance at December 31, 2008	3,195,722	260,723	3,456,445

“Stock-based compensation and other” relating to Noncontrolling interests for the nine months ended December 31, 2008 includes the effect of the purchase of subsidiary shares from noncontrolling interests.

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	2251,949	3,216,602
Dividends	(12,544)	(5,300)	(17,844)
Stock-based compensation and other	2,106	626	2,732
Comprehensive income:
Net income	15,766	38,772	54,538
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	30,645	16,728	47,373
Unrealized gains (losses) on derivative instruments	379	-	379
Pension liability adjustment	1,693	-	1,693
Foreign currency translation adjustments	2,438	(301)	2,137
Total comprehensive income	50,921	55,199	106,120
Balance at December 31, 2009	3,005,136	302,474	3,307,610

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2008 and December 31, 2009.

5. Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the nine and three months ended December 31, 2008 and 2009 is as follows:

	Yen in millions
	Nine Months Ended December 31
	2008	2009
Net income attributable to Sony Corporation's stockholders for basic and diluted EPS computation	66,202	15,766

	Thousands of shares
Weighted-average shares	1,003,492	1,003,522
Effect of dilutive securities:
Stock acquisition rights	548	-
Convertible bonds	44,133	1,623
Weighted-average shares for diluted EPS computation	1,048,173	1,005,145

	Yen
Basic EPS	65.97	15.71
Diluted EPS	63.16	15.69

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the nine months ended December 31, 2008 and 2009 were 12,592 thousand shares and 15,566 thousand shares, respectively.  The potential shares were excluded as anti-dilutive in the nine months ended December 31, 2008 and 2009 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those periods.

	Yen in millions
	Three Months Ended December 31
	2008	2009
Net income attributable to Sony Corporation's stockholders for basic and diluted EPS computation	10,409	79,167

	Thousands of shares
Weighted-average shares	1,003,516	1,003,514
Effect of dilutive securities:
Convertible bonds	39,939	1,623
Weighted-average shares for diluted EPS computation	1,043,455	1,005,137

	Yen
Basic EPS	10.37	78.89
Diluted EPS	9.98	78.76

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended December 31, 2008 and 2009 were 14,794 thousand shares and 17,112 thousand shares, respectively.  The potential shares were excluded as anti-dilutive in the three months ended December 31, 2008 and 2009 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those periods.

6. Commitments and contingent liabilities
(1)	Commitments:

A. Loan commitments

Loan commitments outstanding at December 31, 2009 totaled 193,343 million yen.

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of December 31, 2009, the total unused portion of the line of credit extended under these contracts was 193,343 million yen.

B. Purchase commitments and other

Purchase commitments outstanding at December 31, 2009 amounted to 314,381 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of December 31, 2009, such commitments outstanding were 32,520 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of December 31, 2009, these subsidiaries were committed to make payments under such contracts of 128,991 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of December 31, 2009, these subsidiaries were committed to make payments 39,280 million yen under such long-term contracts.

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 51,658 million yen at December 31, 2009.  The major components of the contingent liabilities are as follows:

Sony has issued a guarantee to the creditor of a third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor.  At December 31, 2009, the fair value of the collateral exceeded 300 million U.S. dollars.

At December 31, 2009, Sony has agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 175 million euros. At December 31, 2009, Sony has guaranteed 9,900 million yen (75 million euros) for a portion of Sony Ericsson’s debt under this arrangement. These guarantees expire by September 2011.

The European Commission issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003.  The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products.  In most member states of the European Union, the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE.  At December 31, 2009, the accrued amounts in respect to WEEE have not been significant.  However, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities.  However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

7. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors and components. The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment.  The Networked Products & Services segment includes Game as well as PC and Other Networked Businesses.  The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business.  The Pictures segment develops, produces and manufactures image-based software, including film, video and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market.  The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the nine months ended December 31, 2008, the Music segment’s operating income includes the equity results for SONY BMG MUSIC ENTERTAINMENT that were recorded through the six months ended September 30, 2008. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. The equity earnings from Sony Ericsson are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan.  Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine Months Ended December 31
	2008	2009
Sales and operating revenue:
Consumer Products & Devices -
Customers	3,000,995	2,278,231
Intersegment	409,614	264,822
Total	3,410,609	2,543,053
Networked Products & Services -
Customers	1,390,928	1,155,139
Intersegment	63,566	50,459
Total	1,454,494	1,205,598
B2B & Disc Manufacturing -
Customers	366,181	299,043
Intersegment	71,379	68,077
Total	437,560	367,120
Pictures -
Customers	530,834	509,646
Intersegment	-	-
Total	530,834	509,646
Music -
Customers	248,519	388,613
Intersegment	17,627	8,161
Total	266,146	396,774
Financial Services -
Customers	375,409	625,238
Intersegment	11,403	10,022
Total	386,812	635,260
All Other -
Customers	240,589	201,358
Intersegment	-	-
Total	240,589	201,358
Corporate and elimination	(521,111)	(359,881)
Consolidated total	6,205,933	5,498,928

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

Corporate and elimination includes certain brand, patent and royalty income.

	Yen in millions
	Three Months Ended December 31
	2008	2009
Sales and operating revenue:
Consumer Products & Devices -
Customers	965,953	884,925
Intersegment	120,450	84,830
Total	1,086,403	969,755
Networked Products & Services -
Customers	570,249	580,633
Intersegment	24,690	25,511
Total	594,939	606,144
B2B & Disc Manufacturing -
Customers	113,194	114,470
Intersegment	31,070	29,009
Total	144,264	143,479
Pictures -
Customers	175,117	203,190
Intersegment	-	-
Total	175,117	203,190
Music -
Customers	154,342	160,813
Intersegment	5,893	2,662
Total	160,235	163,475
Financial Services -
Customers	99,558	202,580
Intersegment	3,526	3,027
Total	103,084	205,607
All Other -
Customers	78,535	77,557
Intersegment	-	-
Total	78,535	77,557
Corporate and elimination	(187,993)	(131,342)
Consolidated total	2,154,584	2,237,865

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

Corporate and elimination includes certain brand, patent and royalty income.

Segment profit or loss:

	Yen in millions
	Nine Months Ended December 31
	2008	2009
Operating income (loss):
Consumer Products & Devices	89,972	54,299
Networked Products & Services	(46,617)	(76,066)
B2B & Disc Manufacturing	27,881	(5,640)
Pictures	15,674	9,543
Music	27,098	37,121
Financial Services	(32,101)	116,056
Equity in net loss of Sony Ericsson	(12,450)	(35,570)
All Other	5,358	1,321
Total	74,815	101,064
Corporate and elimination	(8,290)	(13,253)
Consolidated operating income	66,525	87,811
Other income	103,259	28,685
Other expenses	(33,104)	(42,601)
Consolidated income before income taxes	136,680	73,895

	Yen in millions
	Three Months Ended December 31
	2008	2009
Operating income (loss):
Consumer Products & Devices	(19,827)	49,432
Networked Products & Services	(5,855)	19,399
B2B & Disc Manufacturing	8,305	10,089
Pictures	12,949	14,121
Music	21,359	23,119
Financial Services	(37,399)	35,045
Equity in net loss of Sony Ericsson	(11,451)	(10,227)
All Other	2,011	1,530
Total	(29,908)	142,508
Corporate and elimination	11,946	3,595
Consolidated operating income (loss)	(17,962)	146,103
Other income	96,088	7,722
Other expenses	(11,675)	(29,960)
Consolidated income before income taxes	66,451	123,865

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net loss of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocable to each segment.

As a result of a modification of internal management reporting during the three months ended December 31, 2009, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.  The revision had no impact on the consolidated results.

Other Significant Items:

The following table includes a breakdown of Consumer Products & Devices segment and Networked Products & Services segment sales and operating revenue to external customers by product category.  The Consumer Products & Devices segment and Networked Products & Services segment are managed as single operating segments by Sony’s management.

	Yen in millions
	Nine Months Ended December 31
Sales and operating revenue:	2008	2009
Consumer Products & Devices
Televisions	1,048,680	803,052
Digital Imaging	737,089	543,494
Audio and Video	460,515	373,908
Semiconductors	227,140	198,618
Components	519,111	353,807
Other	8,460	5,352
Total	3,000,995	2,278,231

Networked Products & Services
Game	830,028	662,550
PC and Other Networked Businesses	560,900	492,589
Total	1,390,928	1,155,139

B2B & Disc Manufacturing	366,181	299,043
Pictures	530,834	509,646
Music	248,519	388,613
Financial Services	375,409	625,238
All Other	240,589	201,358
Corporate	52,478	41,660
Consolidated total	6,205,933	5,498,928

	Yen in millions
	Three Months Ended December 31
Sales and operating revenue:	2008	2009
Consumer Products & Devices
Televisions	372,701	346,432
Digital Imaging	208,396	188,384
Audio and Video	172,731	163,339
Semiconductors	70,483	68,721
Components	139,648	115,562
Other	1,994	2,487
Total	965,953	884,925

Networked Products & Services
Game	369,609	355,221
PC and Other Networked Businesses	200,640	225,412
Total	570,249	580,633

B2B & Disc Manufacturing	113,194	114,470
Pictures	175,117	203,190
Music	154,342	160,813
Financial Services	99,558	202,580
All Other	78,535	77,557
Corporate	(2,364)	13,697
Consolidated total	2,154,584	2,237,865

Sony realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2010, to reflect the segment reclassification. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation. In the Consumer Products & Devices segment, “Televisions” includes LCD televisions, “Digital Imaging” includes compact digital cameras, digital single-lens reflex cameras and video cameras, “Audio and Video” includes home audio, Blu-ray disc players and recorders, “Semiconductors” includes image sensors and small and medium sized LCD panels, and “Components” includes batteries, recording media and data recording systems. In the Networked Products & Services segment, “Game” includes game consoles and software, and “PC and Other Networked Businesses” includes personal computers and memory-based portable audio devices.

Geographic Segment Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine Months Ended December 31
Sales and operating revenue	2008	2009
Japan	1,420,814	1,570,690
U.S.A.	1,471,527	1,229,085
Europe	1,635,720	1,285,765
Other Areas	1,677,872	1,413,388
Total	6,205,933	5,498,928

	Yen in millions
	Three Months Ended December 31
Sales and operating revenue	2008	2009
Japan	482,649	584,359
U.S.A.	542,185	524,511
Europe	654,613	592,571
Other Areas	475,137	536,424
Total	2,154,584	2,237,865

Transfers among reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2008 and 2009.

 The following information shows sales and operating revenue and operating income (loss) by geographic origin.  In addition to the disclosure for Business segments and Geographic Information, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony Corporation, as a Japanese public company, is subject.

 As a result of a modification of internal management reporting during the three months ended December 31, 2009, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented. The revision had no impact on the consolidated results.

	Yen in millions
	Nine Months Ended December 31
	2008	2009
Sales and operating revenue:
Japan -
Customers	1,439,751	1,556,564
Intersegment	3,457,176	2,305,265
Total	4,896,927	3,861,829
U.S.A. -
Customers	1,687,351	1,467,005
Intersegment	301,757	234,648
Total	1,989,108	1,701,653
Europe -
Customers	1,531,702	1,191,540
Intersegment	54,836	67,136
Total	1,586,538	1,258,676
Other -
Customers	1,494,651	1,242,159
Intersegment	1,530,092	1,053,752
Total	3,024,743	2,295,911

Corporate and elimination	(5,291,383)	(3,619,141)

Consolidated total	6,205,933	5,498,928

Operating income:
Japan	100,888	101,317
U.S.A.	(58,476)	(46,722)
Europe	(36,180)	(58,598)
Other	73,970	111,288
Corporate and elimination	(13,677)	(19,474)

Consolidated total	66,525	87,811

The following information shows sales and operating revenue and operating income (loss) by geographic origin.  In addition to the disclosure for Business segments and Geographic Information, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony Corporation, as a Japanese public company, is subject.

 As a result of a modification of internal management reporting during the three months ended December 31, 2009, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented. The revision had no impact on the consolidated results.

	Yen in millions
	Three Months Ended December 31
	2008	2009
Sales and operating revenue:
Japan -
Customers	481,524	579,042
Intersegment	1,114,710	787,319
Total	1,596,234	1,366,361
U.S.A. -
Customers	613,325	627,176
Intersegment	104,638	94,360
Total	717,963	721,536
Europe -
Customers	621,907	554,386
Intersegment	19,506	25,094
Total	641,413	579,480
Other -
Customers	440,192	463,563
Intersegment	430,651	353,541
Total	870,843	817,104

Corporate and elimination	(1,671,869)	(1,246,616)

Consolidated total	2,154,584	2,237,865

Operating income (loss):
Japan	(31,311)	68,702
U.S.A.	(17,254)	(3,584)
Europe	(16,484)	16,069
Other	13,530	53,210
Corporate and elimination	33,557	11,706

Consolidated total	(17,962)	146,103

8.  Subsequent events

Sony evaluated subsequent events from December 31, 2009 through February 12, 2010, the date the consolidated financial statements were issued. Sony concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

(2)  Other Information

(1) Dividends declared
An interim cash dividend for Sony Corporation Common Stock was approved at the Board of Directors meeting held on October 29, 2009 as below:

1. Total amount of interim cash dividends:
12,544 million yen
2. Amount of interim cash dividends per share:
12.50 yen
    3. Payment date:
    December 1, 2009
    Interim cash dividends for the fiscal year ending March 31, 2010, have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of one or more unit of shares in Sony Corporation’s register of shareholders at the end of September 30, 2009.

(2) Litigation
In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its optical disk drive business.  Sony Corporation understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Sony Corporation intends to cooperate fully with the DOJ and other agencies in this inquiry.  Subsequently, several class action lawsuits were filed in California in which the plaintiffs allege that Sony Corporation, Sony Optiarc Inc., Sony Optiarc America Inc., other named defendants and other unnamed parties violated the US federal antitrust laws and seek recovery of damages and other remedies.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Executive Deputy President and Chief Financial Officer